UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

American Homes 4 Rent

(Name of Issuer)

Class A common shares of beneficial interest, $0.01 par value per share

(Title of Class of Securities)

02665T 306

(CUSIP Number)

David Goldberg

30601 Agoura Road, Suite 200

Agoura Hills, California 90301

(805) 413-5300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1	Names of Reporting Persons B. Wayne Hughes
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 10,412,235
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 10,412,235
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,412,235
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented in Row (11) 4.0% of Class A common shares
14	Type of Reporting Person (See Instructions) IN

13D

1	Names of Reporting Persons Tamara Hughes Gustavson
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 13,138,642
	8	Shared Voting Power -0-
	9	Sole Dispositive Power 13,138,642
	10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,138,642
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented in Row (11) 5.1% of Class A common shares
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 amends the Statement on Schedule 13D (the “Schedule 13D”) as amended by Amendment No. 1 relating to the Class A common shares of beneficial interest, $0.01 par value per share (the “Shares”) of American Homes 4 Rent.

All capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration.

All funds used to purchase Shares, including the Shares described in Item 5(c) below, were obtained from each respective Reporting Person’s personal funds.

Item 5.	Interest in Securities of the Issuer.

(a) As of March 31, 2017, each Reporting Person owned the aggregate number of Shares set forth below opposite his or her name. Such Shares constitute approximately 9.1%(1) in the aggregate of the 258,255,888 Class A common shares outstanding:

Reporting Person	Number of Shares	Approximate Percentage of Shares Outstanding
B. Wayne Hughes	10,412,235	4.0%

Tamara Hughes Gustavson	13,138,642	5.1%

(1)	Based on the number of shares outstanding on March 31, 2017.

(b) Each Reporting Person has the sole power to vote and to dispose of the Shares set forth opposite his or her name:

(c) During the 60-day period ended on March 31, 2017, the Reporting Persons purchased the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) (including purchases of Shares previously reported) set forth below opposite his or her name:

Reporting Person	Transaction date	Number of Shares Purchased		Price per share		Type of Transaction
B. Wayne Hughes	3/1/2017	250,000		$23.375	(2)	Open Market (NYSE)
	3/2/2017	235,232		$23.40	(2)	Open Market (NYSE)
	3/22/2017	2,192,982	(1)	$22.80	(1)	Private Transaction

(1)	Reporting person purchased shares directly from the company in a private placement concurrently with the company’s public offering at the public offering price.
(2)	Represents weighted average price.

(d) Not applicable

(e) Neither of the Reporting Persons alone beneficially owns (or has ever beneficially owned) more than 5% of the outstanding Shares.

Item 7.	Material to be Filed as Exhibits

Exhibit A             Share Purchase Agreement dated March 22, 2017.

Exhibit B             Joint Filing Agreement. Previously filed and incorporated by reference herein.

Exhibit C             Power of Attorney. Previously filed and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2017

By:	/s/ B. Wayne Hughes*
Name:	B. Wayne Hughes

By:	/s/ Tamara Hughes Gustavson*
Name:	Tamara Hughes Gustavson

By:	* David Goldberg, as attorney in fact

/s/ David Goldberg
David Goldberg

Exhibit A

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of March 22, 2017, by and between American Homes 4 Rent, a Maryland real estate investment trust (the “Company”), and B. Wayne Hughes, as Trustee of the B. W. Hughes Living Trust (“Purchaser”).

WHEREAS, the Company proposes to undertake an underwritten offering (the “Offering”) of Class A common shares of beneficial interest, par value $0.01 per share (the “Shares”) pursuant to a registration statement on Form S-3 (the “Registration Statement”) filed pursuant to the Securities Act of 1933, as amended (the “Securities Act”); and

WHEREAS, Purchaser desires to purchase Shares directly from the Company in a private transaction as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth herein, the parties hereto, intending to be legally bound hereby, agree as follows:

1.    Purchaser hereby agrees to purchase directly from the Company on the terms set forth herein such number of Shares as equals $50,000,000 divided by $22.80, the public offering price, for a total price of $50,000,000.

2.    Purchaser understands and agrees that his purchase of Shares hereunder is being made pursuant to a private placement exempt from the registration requirements of the Securities Act and the Shares purchased hereunder may not be sold, transferred or conveyed by Purchaser except in compliance with applicable securities laws.

3.    The purchase price for the Shares shall be paid by means of a cash payment (wire transfer or other means acceptable to the Company) and shall close at the time of closing of the Offering. The closing of the sale of Shares to Purchaser shall be conditioned solely on the closing of the Offering.

4.    Purchaser hereby agrees that his purchase of Shares may be described in the Registration Statement and the final prospectus forming a part of the Registration Statement for the Offering.

5.    Purchaser hereby represents and warrants to the Company that:

a.    Purchaser is, and at the time of closing of the purchase of Shares by Purchaser will be, an Accredited Investor as that term is defined in Rule 501 of Regulation D under the Securities Act; and

b.    Purchaser has received all information he deems relevant or necessary with respect to his purchase of Shares.

6.    This Agreement shall terminate if the closing of the Offering shall not have occurred on or before March 31, 2017.

7.    This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but which taken together shall constitute one and the same agreement.

8.    This Agreement shall be governed by the laws of the State of Maryland.

IN WITNESS WHEREOF, this Agreement has been entered into effective as of the date first written above.

AMERICAN HOMES 4 RENT

By:	/s/ David P. Singelyn
Name:	David P. Singelyn
Title:	Chief Executive Officer

B. WAYNE HUGHES, as Trustee for the B. W. Hughes Living Trust

/s/ B. Wayne Hughes

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